UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended October 31, 2020

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10729

Rossland, British Columbia	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1938-C Columbia Avenue, Box 670, Rossland, British Columbia, Canada, V0G 1Y0 (Address of principal executive offices)	20009 (Zip Code)

(250) 362-7384

Registrant’s telephone number, including area code

Class D USD$ Series Limited Partnership Units

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Report.  Our fiscal year end is April 30th. Our financial statements are prepared in accordance with International Financial Reporting Standards, which may differ from US Generally Accepted Accounting Principles.

Overview

We own and operate the Red Mountain Resort in Rossland, British Columbia. We also own, and are developing, certain real estate surrounding Red Mountain Resort.

We earn our revenues in five principal categories. In order of their contribution, they are: lift tickets and season passes, food and beverage sales, retail sales and equipment rentals, property management and real estate sales. Our property management revenues are derived from property management services rendered to the owners of condominiums at the base of Red Mountain Resort.

Our single largest source of revenue is the sale of lift tickets (including season passes) which represented approximately 86% and 82%, respectively, of total revenues for both of the six-month periods ended October 31, 2020 and 2019. Lift ticket revenue is driven by the volume of lift tickets and season passes sold and their pricing. Most of our season pass products are sold before the start of the ski season.

The cost structure of our operations has a significant fixed component with variable expenses including, but not limited to, retail and food and beverage cost of sales, labor and utilities. As such, profit margins can fluctuate based on the level of revenues.

The timing and duration of favorable weather conditions impact our revenues in regard to the timing and number of skier visits. Red Mountain Resort has limited snowmaking capabilities and in the event that the natural snowfall is insufficient may be able to open a limited number of ski runs. Cold weather, however, is essential to a successful ski season. There is no way to predict weather conditions. Season passes are sold prior to the start of the ski season, in part, to mitigate negative effects that unfavorable weather may have on our revenues.

In addition to ski resort operations, Red Mountain Resort is beginning to develop activities for the other three seasons of the year and will be extending the Red Mountain Resort brand to four-season activities. A four-star, 106 room hostel located at the base of Red Mountain Resort (owned and operated by a third party) opened in 2018, and positioned itself as a four-season resort. In addition, RMR co-developed an 84-pillow hostel which opened in December 2018.

Results of Operations

Revenues

Our overall revenue for the six-month period ended October 31, 2020, was $2,154,511, compared to $2,401,099, for the same period during 2019. The decrease in revenue was primarily due to decreased season pass sales as a result of the COVID-19 pandemic.

Lift ticket and season pass revenue for the six-month period ended October 31, 2020, was $1,870,904, compared to $1,964,905 for the same period during 2019.

Food and beverage revenue for the six-month period ended October 31, 2020, was $6,783, compared to $51,760, for the same period during 2019. The decrease is primarily attributable to less off-season business in 2020, resulting from the COVID-19 pandemic.

Retail sales and equipment rental revenue for the six-month period ended October 31, 2020, was $44,665, compared to $24,605, for the same period during 2019. The increase is primarily attributable to pre-season sales of rental equipment.

Property management revenue for the six-month period ended October 31, 2020, was $44,911, compared to $97,593 for the same period during 2019. The decrease is primarily attributable to a decrease in business resulting from the COVID-19 pandemic.

Real estate sales revenue for the six-month period ended October 31, 2020, was $0, compared to $117,680 for the same period during 2019. There were no real estate sales during the 2019 interim period.

Other revenue for the six-month period ended October 31, 2020, which in comprised of day care services and facilities rentals, was $187,248, compared to $144,556, for the same period during 2019.

Cost of Goods Sold

Cost of goods sold for the six-month period ended October 31, 2020, was $25,794, compared to $116,629 for the same period during 2019. The decrease is primarily attributable to a decrease in sales due to COVID-19.

Gross Profits

As a result of the foregoing, gross profit was $2,128,716 for the six-month period ended October 31, 2020, compared to $2,284,470 for the same period during 2019.

Operating Expenses

Our overall operating expenses for the six-month period ended October 31, 2020, were $1,939,192, compared to $2,214,855, for the same period during 2019.

Labor and labor related expenses for the six-month period ended October 31, 2020, were $679,873, compared to $863,820, for the same period during 2019. The decrease is primarily attributable to lower labor related to closures as a result of the COVID-19 pandemic.

Repair and maintenance expense for the six-month period ended October 31, 2020, was $268,231, compared to $376,617 for the same period during 2019.

Depreciation expense for the six-month period ended October 31, 2020, was $82,439, compared to $84,947 for the same period during 2019.

Selling and marketing expenses for the six-month period ended October 31, 2020, were $74,230, compared to $90,096 for the same period during 2019.

Equipment rental and lease expenses for the six-month period ended October 31, 2020, were $29,221, compared to $62,075, for the same period during 2019.

Property taxes for the six-month period ended October 31, 2020, were $92,599, compared to $97,870, for the same period during 2019.

General and administrative expenses for the six-month period ended October 31, 2020, were $712,599, compared to $639,430 for the same period during 2019. The increase is primarily attributable to increased expenses for accounting staff, foreign exchange costs and information technology relate costs.

Income (Loss) from Operations

Net income from operations for the six-month period ended October 31, 2020, was $189,525, compared to a net income from operations of $69,615, for the same period during 2019.

Other Expenses

Interest expense for the six-month period ended October 31, 2020, was $(162,553), compared to $(223,770) for the same period during 2019. The decrease in other expenses is primarily attributable to a decrease in loan balances.

Net Loss

Net income for the six-month period ended October 31, 2020, was $26,972, compared to a net loss of ($154,155), for the same period during 2019. Comprehensive net income after foreign currency translation adjustments were $583,916 for the six month period ended October 31, 2020, and $151,537, for the six month period ended October 31, 2019.

Liquidity and Capital Resources

Current assets as of October 31, 2020, were $649,325 compared to $980,915 as of April 30, 2020. Current assets include cash and cash equivalents, restricted cash, accounts receivables, prepaid expenses and other current assets and inventory. The decrease in current assets is primarily a result of a decrease in accounts receivables from $376,472 as of April 30, 2019, to $23,368 as of October 31, 2020.

Principal Sources of Cash

Available cash is the highest in the fourth quarter primarily due to the seasonality of our resort business and the sale of season passes for the following ski season. We had no cash or cash equivalents as of October 31, 2020 or October 31, 2019, and had $88,798 in restricted cash as of October 31, 2020, and $85,109 in restricted cash as of April 30, 2020.

We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.   Subject to the repercussions of the COVID-19 pandemic and governmental restrictions, including, but not limited to, travel restrictions, we expect that our liquidity needs for the near term and the next fiscal year will be met by continued use of operating cash flows (primarily those generated in our third and fourth fiscal quarters).

Significant Uses of Cash

Our cash uses currently include operating expenditures and capital expenditures for assets to be used in operations. We have historically invested significant cash in capital expenditures for our resort operations and expect to continue to invest in the future. Resort capital expenditures for the six-month period ended October 31, 2020, were approximately $1,056,084, compared to $3,305,452, for the period ending October 31, 2019. The capital expenditures for the period ending October 31, 2020, were primarily associated with building and construction.

Debt and Credit Facilities

The Bank of Montreal (the “BMO”) has provided an overdraft credit facility to Red Resort Limited Partnership (“RRLP”) in the principal amount of CDN$2,000,000, bearing interest at prime plus 1.5%, and secured by a vacant lot directly below the Morning Star development. When RRLP’s operating bank account balance reaches zero, the BMO Line of Credit Agreement allows RRLP to draw checks or make withdrawals of up to CDN$2,000,000. Interest is calculated and charged by BMO in any month when RRLP makes use of this line of credit (or overdraft). The interest charged to the operating account is dependent upon the amount the account has gone into overdraft and the length of time the account is in an overdraft position. Repayments of principal are made at the discretion of RRLP. The credit facility is to be used for general working capital. As of October 31, 2020 a balance of CDN $2,891,902 in principal was outstanding under this credit facility, with no interest accrued.

RRLP is a party to two fixed rate term loan agreements with BMO that are guaranteed by Leroi Acquisition Corp., RMR Acquisition Corp and Red Property Management Ltd. The first loan is for CDN$4,200,000, has a 300 month term, and bears interest at the Prime Rate plus 3%. It requires monthly payments of interest and principal payments of CDN$28,000 in December, January, February, March, April and May of each year. The loan was used, in part, to pay down previously existing loans. The second loan is for CDN$1,600,000, has a 60 month term, and bears interest at the Prime Rate plus 3%. It requires monthly payments of interest and principal of CDN$26,666.67 in December, January, February, March, April and May of each year. As of October 31, 2020, the outstanding principal balance of the first loan was CDN$980,752, with no interest outstanding, and the outstanding principal balance of the second loan was CDN$1,633,613, with no interest outstanding.

In order to fund certain development activities and operations Jeff Busby, a director of the general partner, loaned RMR, CDN$500,000, on January 8, 2020. As of October 31, 2020, an aggregate of CDN$1,158,287 in principal and interest were due and outstanding to Mr. Busby under this loan.

As of October 30, 2021, we had $26,106 outstanding under a loan to RMR from Community Futures Development Corporation of Greater Trail (“Community Futures”), bearing interest at the prime rate plus 4%, and maturing in June of 2025.

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended April 30, 2020. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended October 31, 2020, are not necessarily indicative of the results that can be expected for the year ending April 30, 2021.

Item 4. Exhibits

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rossland, British Columbia, on February 2, 2021.

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

BY: RED MOUNTAIN VENTURES G.P. LTD.

ITS: GENERAL PARTNER

By:	/s/ Howard Katkov
Howard Katkov, Chief Executive Officer, President and Director

Date: February 2, 2021

By:	/s/ Kevin Magnall
Kevin Magnall, Principal Financial Officer, Principal Accounting Officer and Director

Date: February 2, 2021

By	/s/ Donald J. Thompson
Donald J. Thompson Vice President Resort Planning and Development and Director

Date: February 2, 2021

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2020

Red Mountain Ventures Limited Partnership

Index to Consolidated Financial Statements

October 31, 2020

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of the General Partner and Unit Holders of

Red Mountain Ventures Limited Partnership

Management is responsible for the accompanying financial statements of Red Mountain Ventures Limited Partnership (RMVLP) which comprise the balance sheet as of October 31, 2020, and the related statements of income and retained earnings and cash flows for the six months then ended, and the related notes to the financial statements in accordance with accounting principles in accordance with International Financial Reporting Standards. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

HRP CPAS, LLC

LAS VEGAS, NV

February 2, 2021

702.852.6720 ● 8945 W. Post Rd., Suite 110, Las Vegas NV 89148 ● www.hrpcpas.com

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEETS

OCTOBER 31, 2020 AND APRIL 30, 2020

(US $)

ASSETS

	October 31, 2020	April 30, 2020
	(Unaudited)
Current assets
Cash and cash equivalents	$-	$-
Restricted cash	88,798	85,109
Accounts receivable	23,368	376,472
Prepaid expenses and other current assets	72,348	42,109
Inventory	464,811	477,225
Total current assets	649,325	980,915

Property, plant and equipment, net	14,917,415	12,475,014
Property under development	10,232,176	10,914,266
Other assets	-	336,266
Goodwill	52,957	50,756

Total assets	$25,851,873	$24,757,217

LIABILITIES AND PARTNERSHIP INTEREST

Current liabilities
Accounts payable and accrued expenses	$1,486,232	$660,359
Deferred revenue	356,248	1,526,094
Current portion of long-term debt	937,191	347,109
Current portion of finance leases	44,330	45,682
Total current liabilities	2,824,001	2,579,244

Long-term liabilities
Other long-term debt	5,753,467	5,344,250
Finance leases	3,827	23,571
Due to joint venture	214,269	-
Total long-term liabilities	5,971,563	5,367,821

Total liabilities	8,795,564	7,947,065

Commitments and contingencies

Partnership interest
Initial partnership interest	2,657	2,657
Class A units contribution	1,109	1,109
Class B units contribution	13,083,607	13,083,607
Class C units contribution	20,746,938	20,746,938
Class D units contribution	1,916,948	1,916,948
Partner distributions	(1,416,241)	(1,416,241)
Other comprehensive income	2,390,908	1,833,964
Accumulated deficit	(24,278,453)	(24,305,425)
Total partnership interest attributable to partnership	12,447,473	11,863,557
Non-controlling interest	4,608,836	4,946,595
Total partnership interest	17,056,309	16,810,152

Total liabilities and partnership interest	$25,851,873	$24,757,217

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

AND OTHER COMPREHENSIVE INCOME

(US $)

	Six Months Ended	Six Months Ended
	October 31, 2020	October 31, 2019
	(Unaudited)	(Unaudited)
Operating revenue
Lift revenue	$1,870,904	$1,964,905
Retail and rental	44,665	24,605
Property management	44,911	97,593
Food and beverage	6,783	51,760
Real estate sales	-	117,680
Other revenue	187,248	144,556
Total operating revenue	2,154,511	2,401,099

Cost of good sold	25,794	116,629

Gross profit	2,128,717	2,284,470

Operating expenses
Wages and benefits	679,873	863,820
Repairs and maintenance	268,231	376,617
Depreciation and amortization	82,439	84,947
Selling and marketing	74,230	90,096
Equipment rental and leases	29,221	62,075
Property taxes	92,599	97,870
General and administration	712,599	639,430
Total operating expenses	1,939,192	2,214,855

Operating income	189,525	69,615

Other income (expense)
Interest expense including foreign exchange adjustments	(162,553)	(223,770)
Total other income (expense)	(162,553)	(223,770)

Net income (loss)	26,972	(154,155)

Net income (loss) attributable to partnership	$26,972	$(154,155)

Comprehensive income (loss)
Net income (loss)	26,972	(154,155)
Foreign currency translation adjustment	556,944	305,692
Comprehensive income (loss)	583,916	151,537

Comprehensive income (loss) attributable to partnership	$583,916	$151,537

RED MOUNTAIN VENTURES LIMTED PARTNERSHIP

STATEMENTS OF CHANGES IN LIMITED PARTNERSHIP INTEREST

FOR THE PERIOD ENDED OCTOBER 31, 2020

(US $)

	Initial			Other
	Partnership	Non-controlling	Partner	Comprehensive	Accumulated
	Interest	Interest	Contributions/ (Distributions)	Income	Deficit	Total
Balance April 30, 2019	$2,657	$5,360,142	$31,835,370	$2,161,006	$(22,563,173)	$16,796,002
Partners' contribution	-	-	2,496,991	-	-	2,496,991
Partners' distribution	-	(323,729)	-	-	-	(323,729)
Foreign currency translation loss	-	-	-	(327,042)	-	(327,042)
Net loss	-	(89,818)	-	-	(1,742,252)	(1,832,070)
Balance April 30, 2020	$2,657	$4,946,595	$34,332,361	$1,833,964	$(24,305,425)	$16,810,152
Partners' distribution	-	(337,759)	-	-	-	(337,759)
Foreign currency translation gain	-	-	-	556,944	-	556,944
Net gain	-	-	-	-	26,972	26,972
Balance October 31, 2020	$2,657	$4,608,836	$34,332,361	$2,390,908	$(24,278,453)	$17,056,309

RED MOUNTAN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$)

	Six Months Ended	Six Months Ended
	October 31, 2020	October 31, 2019
Cash flows from operating activities:
Net income (loss)	$26,972	$(154,155)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	138,813	84,947
Interest expense	162,553	223,770
Changes in operating assets and liabilities:
Accounts receivable	360,322	360,050
Inventory	32,281	13,843
Prepaid expenses	(25,958)	(85,942)
Accounts payable and accrued expenses	777,620	385,620
Deferred revenue	(1,205,546)	(1,362,760)
Other assets	-	(161,483)
Cash generated from operations	267,057	(696,110)
Interest paid	(162,553)	(225,528)
Net cash provided by (used in) operating activities	104,504	(921,638)

Cash flows from investing activities:
Proceeds from sale of real estate	-	118,411
Purchase of fixed assets	(811,592)	(3,149,880)
Net cash used in investing activities	(811,592)	(3,031,469)

Cash flows from financing activities:
Change in restricted cash	3,688	568,776
Proceeds from long-term borrowings	1,575,604	62,081
Payments on long-term borrowings	(794,518)	-
Contributions from stockholder	(681,256)	2,664,908
Net cash provided by financing activities	103,519	3,295,765

Net change in cash	(603,570)	(657,342)

Cash balance as of May 1	-	582,350

Change in comprehensive income (loss)	603,570	74,992

Cash balance as of October 31	$-	$-

Supplemental disclosure of non-cash financing activities:
Conversion of debt to equity	$-	$956,786

Foreign currency translation adjustments	$603,570	$74,992

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Red Mountain Ventures Limited Partnership (“RMVLP”) was formed as a British Columbia limited partnership on May 14, 2004 in connection with the acquisition of the Red Mountain Resort in Rossland, British Columbia. RMVLP is managed by its sole general partner, Red Mountain Ventures G.P. Ltd. RMVLP owns direct and indirect interests in the legal entities that carry on the business of Red Mountain Resort and hold its real estate interests. In particular, RMR Acquisition Corp (“RMRAC”) (100% owned by RMVLP) is the registered owner of the majority of the real estate comprising the Red Mountain Resort. Red Resort Limited Partnership (100% owned by RMR Acquisition Corp) operates Red Mountain Resort. In addition, That Seventies Project Limited Partnership (50% owned by RMR Acquisition Corp) owns a parcel of land at the base of Red Mountain currently under development. A number of other entities used for various purposes are also beneficially owned wholly or partially by RMVLP including Red Property Management Ltd., which manages vacation rentals of privately owned condominiums at the base of Red Mountain Resort and Leroi Acquisition Corp, which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop.

RMR Acquisition Corp. (“RMRAC”)

RMRAC, a wholly owned subsidiary of the Partnership, owns the real property comprising Red Mountain Resort. RMRAC, directly or indirectly, through a number of subsidiaries and affiliates, has an ownership interest in certain real estate surrounding Red Mountain Resort.

Red Resort Limited Partnership

Red Resort Limited Partnership is a wholly owned subsidiary of RMRAC and operates Red Mountain Resort. Red Resort Limited Partnership owns the assets related to the mountain operations of Red Mountain Resort including buildings, lifts and associated equipment.

Leroi Acquisition Corp.

Leroi Acquisition Corp. is a wholly owned subsidiary of the Partnership which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop at Red Mountain Resort.

Red Property Management Ltd.

Red Property Management Ltd. is a wholly owned subsidiary of RMRAC and provides reservations and property management services for approximately 60 privately owned condominium rental units at the base of Red Mountain.

That Seventies Project Limited Partnership

This partnership beneficially owns and subdivided real property for sale near the base of Red Mountain Resort through its wholly-owned subsidiary That Seventies Project Development Ltd. RMRAC owns a 50% interest in That Seventies Project Limited Partnership and third party investors own the remaining 50% interest.

Other Non-Material Subsidiaries and Affiliates:

Hannah Creek Limited Partnership

This partnership owns certain property in Rossland, British Columbia, which was to be subdivided and developed into approximately 50 condominium units contained in two three-to-five story buildings and related infrastructure. RMRAC owns a 50% interest in this partnership and third-party investors own the remaining 50% interest. This partnership is currently inactive.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION (cont.)

Slalom Creek Limited Partnership

This partnership developed certain property located in the central base area of Red Mountain Resort into condominium units which have since been sold. RMRAC owns approximately a 46.5% interest in the partnership and third-party investors own the remaining 53.5% interest. This partnership is inactive and is expected to be dissolved at some point in the future.

Red Development Co. Ltd.

Red Development Co. Ltd., a wholly-owned subsidiary of RMRAC, acts as general partner to Hannah Creek Limited Partnership and Slalom Creek Limited Partnership.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. operates year-round but sees limited business between May and November. Leroi Acquisition Corp operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

RMVLP has a year-end of December 31st. The operating companies have a fiscal year end of April 30th and the financial statements are consolidated and reported as of April 30th.

The Partnership’s securities are not traded on any stock exchange in Canada and thus, Red Mountain Ventures is not subject to regulation by any Canadian stock exchange. The Partnership’s securities are also not registered under the United States Securities Act of 1933 nor are they traded on any securities or stock exchange in the United States. As a result, the Partnership is not presently subject to the reporting, certification or other requirements imposed on U.S. registered issuers under, among other things, U.S. Sarbanes-Oxley Act of 2002 ("SOX").  As a non-reporting issuer designation under the Canadian securities laws, the Partnership is subject to limited reporting requirements – specifically related to the issuance of securities.

Red Mountain Hostel (CBT) Holdings Ltd.

RMR Acquisition Corp entered a joint venture agreement with the Columbia Basin Trust to construct and own a hostel in the base area of Red Mountain Resort. RMR Acquisition provided the site for the hostel and the Columbia Basin Trust provided the funding for construction. RMR Acquisition Corp owns 17.6% of Red Mountain Hostel (CBT) Holdings Ltd. 1159973 BC Ltd. was created to operate the Nowhere Special Hostel. This numbered company is 100% owned by RMR Acquisition Corp.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying consolidated financial statements follows:

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The financial statements have been prepared in United States Dollars, under the historical cost convention. The accounts have been rounded to the nearest dollar.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

The accompanying consolidated financial statements include the accounts of the Partnership and its aforementioned subsidiaries and entities under common ownership. All significant intercompany accounts and transactions have been eliminated in consolidation. The ownership interest in subsidiaries that are held by owners other than the Partnership are recorded as non-controlling interest and reported in management’s consolidated balance sheets within partnership interest. Losses attributed to the non-controlling interest and to the Partnership are reported separately in management’s consolidated statements of operations and other comprehensive income.

The accompanying consolidated financial statements have been prepared on a going concern basis which implies the Partnership will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

While management’s projected cash flows are forecasted to be sufficient to meet the Partnership’s obligations over the next 12 months, management believes it is prudent to continue its capital raising efforts in case its forecast is not achieved. Management’s plan to continue as a going concern includes raising capital in the form of debt or equity, increased gross profit from organic revenue growth and managing and reducing operating and overhead costs.

However, management cannot provide any assurances that the Partnership will be successful in accomplishing any of its plans. Management also cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Partnership to raise additional capital on an immediate basis.

However, based upon an evaluation of the Partnership’s continued growth trajectory, past success in raising capital and meetings its obligations as well as its plans for raising capital discussed above, management believes that the Partnership is a going concern.

Cash and cash equivalents

Cash and cash equivalents in the balance sheets is comprised of cash at bank and on hand. Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less, that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

Restricted cash

Restricted cash is comprised of term deposit funds which secure letters of credit. The deposits mature and are rolled over annually. The company has agreements in place with the Bank of Montreal that require the deposits related to certain credit facilities. As of October 31, 2020, and April 30, 2020, the restricted cash balance was $88,798 and $85,109, respectively. The increase was due to the exchange rate change.

Accounts receivable

Accounts receivable are generally unsecured. The Partnership establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management’s evaluation of collectability. Accounts are written off after all reasonable collection efforts have been exhausted and management concludes that likelihood of collection is remote. Any future recoveries are applied against the allowance for doubtful accounts. As of October 31, 2020, and April 30, 2020, allowance for doubtful accounts was $0 and $0, respectively.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventory

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation on assets is calculated using the diminishing balance method by applying the depreciation rate to the net book value of the asset, resulting in a diminishing annual charge. The cost/net book value is allocated over their estimated useful lives, as follows:

No. of years
Building	25
Trail improvement	12.5
Lifts and tows and snow infrastructure	16.7
Furniture, fittings & equipment	5
Vehicles	3.3

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within the profit and loss account.

Property under development

The Partnership capitalizes as real estate held for sale and investment the original land acquisition cost, direct construction and development costs, property taxes, interest recorded on costs related to real estate under development and other related costs. The Partnership records capitalized interest once construction activities commence and real estate deposits have been utilized in construction. Development costs are applied against sale proceeds on a square footage basis.

Goodwill and intangible assets

Goodwill arose on the acquisition of Red Mountain Resort Inc. in 2004 and subsequent amalgamation with RMRAC and consists of the excess of the purchase price of the shares over the net book value of the assets of Red Mountain Resort Inc. at the date of acquisition. The goodwill is attributed substantially to land value. The Partnership tests goodwill annually for impairment. The testing of impairment consists of a comparison of the estimated fair value of the assets with their net carrying value. The Partnership determined that there was no impairment to goodwill for the periods ended October 31, 2020 and April 30, 2020.

Long-lived assets

The Partnership periodically reviews its long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Partnership recognizes an impairment loss when the sum of expected undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount. The amount of impairment is measured as the difference between the estimated fair value and the book value of the underlying asset. The Partnership does not believe any events or changes in circumstances indicating an impairment of the net carrying amount of a long-lived asset occurred during the periods ended October 31, 2020 and April 30, 2020.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Finance lease contracts

Assets held under equipment lease agreements are capitalized in the balance sheet and are depreciated over their useful life. The corresponding purchase obligation is capitalized in the balance sheet as a finance lease liability. The interest element of the obligation is charged to the profit or loss account over the period of the contract and represents a constant proportion of the balance sheet capital repayments outstanding.

Investment

The Partnership owns a 50% interest in That Seventies Project, a real estate development project, and has capitalized approximately $4.7 million and $5.5 million, in development assets as of October 31, 2020 and 2019, respectively.

The Partnership owns a 50% interest in the Hannah Creek Project, a real estate development project, and has capitalized approximately $2.3 million and $1.8 million, in development assets as of October 31, 2020 and 2019, respectively.

The Partnership owns a 46.49% interest in the Slalom Creek and has not incurred and or capitalized any costs in connection with this venture. This entity is expected to be dissolved in the near future.

The Company maintains 100% control and liability for the above entities. They are fully consolidated in the company’s financial statements and all income and losses pertaining to the outside investors are accounted for as a non-controlling interest.

The Partnership owns 17.6% of Red Mountain Hostel Holdings (CBT) Ltd. This investment is accounted for as an equity investment. The Partnership’s investment is recorded as an asset on the balance sheet and is adjusted each year according to the Partnership’s share of gains and losses related to CBT.

Foreign currencies

The functional currency of the Partnership is Canadian Dollar (CAD). The reporting currency of the financial statements is United States Dollars (USD). The company has decided to present the financial statements in US Dollar for purposes of clarity as a majority of the company’s investors are from US and international markets. The financial statements of the Company were translated pursuant to the provisions of IAS 21. Income and expenses and cash flows for each statement of profit and loss shall be translated at an appropriately weighted rate for the year. All assets and liabilities are translated at the rate of exchange ruling at the balance sheet date. Equity accounts are translated using historical exchange rates. All differences are taken to the other comprehensive income or loss.

The exchange rates used to translate amounts in CAD into USD for the purposes of preparing the consolidated financial statements were as follows:

	Oct 31,	April 30,
Balance sheet:	2020	2020
Period-end CAD: USD exchange rate	$0.750575	$0.719398

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

	Oct 31,	Oct 31,
Statement of operations/cash flows:	2020	2019
Average Yearly CAD: USD exchange rate	$0.732091	$0.754361

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer in accordance with IFRS 15. The company recognizes revenue when it transfers control over a product to a customer or performs the service obligation as prescribed by the contract.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. Operates year-round but sees limited business between May and November. Leroi Acquisition Corp. operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

Following are the specific revenue recognition criteria which must be met before revenue is recognized:

•	Lift revenue is derived from the sale of lift tickets and season passes and is recognized as services are performed. The Partnership records deferred revenue related to sale of season ski passes. The majority of season passes are sold from March 15 to April 30 each year for the following ski season and the related revenue is recognized in the first month of the new fiscal year. Season pass revenues received from May 1 to March 15 are recognized when received.

•	Retail and rental revenue is derived from retail sales and equipment rentals business and is recognized as products are delivered or services are performed.

•	Property management revenue is derived from providing reservations and property management services for the privately owned condominium rental units and is recognized as services are performed.

•	Food and beverage revenue is derived from sale of food and beverage from three Partnership-owned restaurants and is recognized as products are delivered or services are performed.

•	Real estate revenue primarily includes the sale of condominium units and land parcels and is recorded primarily using the full accrual method and occurs only upon the following: (i) substantial completion of the entire development project, (ii) receipt of certificates of occupancy or temporary certificates of occupancy from local governmental agencies, if applicable, (iii) closing of the sales transaction including receipt of all, or substantially all, sales proceeds (including any deposits previously received) and (iv) transfer of ownership.

•	Other revenue primary includes ski school operations, KinderCare, locker rental, other on-mountain activities.

Selling and marketing expense

The Partnership expenses marketing, promotions and advertising costs as incurred. Such costs are included in selling and marketing expense in the accompanying consolidated statements of operations. Selling and marketing costs were $74,230 and $ 90,096 for the six months ended October 31, 2020 and 2019, respectively.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income

Comprehensive income is defined as the change in equity resulting from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from consolidated net earnings.

New standards, amendments and interpretations not yet adopted

The IASB and IFRIC have issued the following standards and with an effective date after the date of the financial statements and have not been applied in preparing these consolidated financial statements.

IFRS 16 Leases-IFRS 16 specifies how a Partnership will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 will be applicable to annual reporting periods beginning on or after January 1st, 2019.

IFRS 17 Insurance Contracts- IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts with the scope of standard. An insurance contract is a contract in which one party accepts significant risk by agreeing to compensate the policy holder if a specified uncertain future event takes place. The standard is applicable to insurance contracts, including reinsurance contracts, which the entity issues or holds. Contracts that meet the definition but primarily exist to provide services for a fixed fee are subject to IFRS 17 unless the entity has applied IFRS 15 to the service contracts. IFRS 17 will be applicable to annual reporting periods beginning on or after January 1st, 2021.

On initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfillment of cash flow or the contractual service margin. An entity shall include all future cash flows within each contract. At subsequent measurement the carrying amount of a group of insurance contracts shall be the sum of the liability for remaining coverage and the liability for incurred claims.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Partnership.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Partnership makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the year of the change, if the change affects that year only, or in the year of the change and future years, if the change affects both.

Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont.)

Taxation

The Limited Partnership accounts for income taxes in accordance with International Accounting Standard 12, Income Taxes (“IAS 12”).

•	Partnership

Partnership income, losses, assets, and liabilities are all attributable to the partners. As per the Canada Income Tax Act, partnerships do not file separate tax returns. The partnerships file annual “information returns” setting out their income and details of the partners who are entitled to that income. It is the partners who are required to pay income tax. The limited partnership is simply a flow-through entity. The net income of the partners (for income tax purposes) of a limited partnership is based on the net income of the limited partnership.

The net income of the limited partnership, the Act states that it is treated as if it were a separate legal person: s. 96(1)(a). Include income and deduct allowable expenses and other credits. The limited partnership’s income will be attributed to the partners (as per the limited partnership agreement). Each partner must report their income or losses from the partnership and pay taxes accordingly: s. 96(1)(f).

•	Corporations

The Partnership owns a number of entities that are classified as a Corporation for tax purposes:

For such Corporations: Income tax expense is comprised of current and deferred income taxes. Current and deferred income taxes are recognized in profit and loss, except for income taxes relating to items recognized directly in equity or other comprehensive income.

Current income tax, if any, is the expected amount payable or receivable on the taxable income or loss for the period, calculated in accordance with applicable taxation laws and regulations, using income tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to amounts payable or receivable relating to prior years.

Deferred income taxes are provided using the liability method based on temporary differences arising between the income tax base of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using income tax rates and income tax laws and regulations that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income taxes are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. To the extent that the Partnership does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Partnership intends to settle its current tax assets and liabilities on a net basis.

The Partnership did not record any Corporation related Current or Deferred income tax, since by tax law it does not flow through to the Partnership level.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (cont.)

Fair Value of Financial Instruments

The Partnership measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, the Partnership is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

Level 1 – Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

Level 3 – Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date.

The recorded amounts for cash and cash equivalents, receivables, other current assets, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 4 – CASH AND CASH EQUIVALENTS

	October 31, 2020	April 30, 2020
Cash in bank and on hand	$-	$-

Note 5 – Accounts Receivable

Accounts receivable, net of allowances for sales returns and doubtful accounts, consisted of the following:

	October 31, 2020	April 30, 2020
Trade accounts receivables	$17,739	$10,249
Other receivables	5,629	366,223
Less allowances	(-)	(-)
Total accounts receivable, net	$23,368	$376,472

During the six months ended October 31, 2020 and 2019, the Partnership charged $0 and $0, respectively to bad debt expense in setting up an allowance.

NOTE 6 – INVENTORY

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The carrying value of inventory consisted of the following:

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

	Oct 31, 2020	April 30, 2020
Retail goods	$227,969	$221,255
Food and beverage items	48,517	42,746
Rental equipment	188,325	213,224
Total inventory	$464,811	$477,225

note 7 – Prepaid Expenses AND OTHER CURRENT ASSETS

At October 31, 2020 and April 30, 2020 prepaid expenses consisted of the following:

	Oct 31, 2020	Apr 30, 2020
Prepaid expenses	$70,547	$31,256
Deposits	1,801	10,853
Total	$72,348	$42,109

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment’s cost and accumulated depreciation consist of the following:

Cost	Land	Building	Ski runs and lifts	Fixtures and equipment	Total	Depreciation	NBV
At April 30, 2019	$383,223	$5,105,080	$8,991,301	$2,760,160	$17,239,764	$(6,680,459)
Additions	-	1,897,453	1,324,061	(224,699)	2,996,815	(729,086)
FX translation	(12,776)	(170,190)	(299,746)	(92,017)	(574,729)	222,709
At April 30, 2020	370,447	6,832,343	10,015,616	2,443,444	19,661,850	(7,186,836)	$12,475,014
Additions	-	560,222	46,868	1,379,195	1,986,285	(84,521)
FX translation	16,054	296,097	434,052	105,894	852,097	(311,460)
At October 31, 2020	$386,501	$7,688,662	$10,496,536	$3,928,533	$22,500,232	$(7,582,817)	$14,917,415

Included above are assets held under finance leases or capital leases contracts as follows:

	Oct 2020	Apr 2020
Net book values	$312,079	$165,976

Depreciation charge for the period	$15,416	$42,174

Management of the Partnership has reviewed its fixed assets for impairment as of October 31, 2020 and April 30, 2020 and has concluded that no events or changes in circumstances have occurred that would indicate the carrying value of its fixed assets would not be recoverable.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 9 – PROPERTY UNDER DEVELOPMENT

Property under development includes costs directly related to construction and carrying charges during construction such as interest and property taxes. Development costs are applied against sale proceeds on a square footage basis. The Partnership was created in 2004 to own companies that acquired the resort’s assets. The transactions resulted in goodwill of approximately $4.3 million. Substantially all of the goodwill was attributed to the value of the real estate associated with the acquisition. As such, goodwill has been allocated to land development costs since inception and has been amortized on a pro rata basis as cost of sales related to sales of real estate. The balance of property under development was approximately $10.2 and $10.9 million as of October 31, 2020 and April 30, 2020, respectively. The balance of goodwill attributed to land and development costs were approximately $2.0 and $2.7 million as of October 31, 2020 and April 30, 2020.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of October 31, 2020, and April 30, 2020, accounts payable and accrued expenses consisted of the following:

	Oct 31, 2020	Apr 30, 2020
Trade payables	$1,301,734	$115,848
Accrued payroll	10,567	15,781
Accrued tax	-	120,082
Cash overdraft	-	75,842
Others	173,931	332,806
Total	$1,486,232	$660,359

NOTE 11 – DEFERRED REVENUE

As of October 31, 2020, and April 30, 2020, deferred revenue consisted of the following:

	Oct 31, 2020	Apr 30, 2020
Balance at the beginning of the year	$1,526,539	$1,891,539
Received during the year	4,428	1,651,655
Amortized during the year	(1,010,016)	(1,902,405)
Foreign currency translation	(164,703)	(114,695)
Balance at the end of the year/period	$356,248	$1,526,094

NOTE 12 – DEBT

The Partnership debt at October 31, 2020 and April 30, 2020 are as follows:

	Oct 31, 2020	Apr 30, 2020
Other long-term debt	6,690,658	5,691,359
Total	6,690,658	5,691,359
Less: Current portion	937,191	347,109
Long-term portion	$5,753,467	$5,344,250

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 12 – DEBT (cont.)

	Oct 31, 2020	Apr 30, 2020
Community Future Development Corp, $51,246 (CAD $70,000), June 29, 2025, 6.7%	$26,106	$26,526
BMO Loan Facility #1, $3,270,065 (CAD $4,200,000) May 31, 2028 4.66%	2,891,902	2,771,779
BMO Loan #2, $1,245,739 (CAD $1,600,000)
May 31, 2028 4.63%	980,752	1,046,844
BMO Loan #3, $1,510,736 (CAD $2,100,000)
May 31, 2028 4.58%	1,633,613	1,479,829
J Busby Bridge Loan $1,150,1691 (CAD $1,500,000)
6%	1,158,287	366,381
Total	6,690,658	5,691,359
Less: current portion	937,191	347,109
Long-term portion	$5,753,467	$5,344,250

The interest expenses for the debts were approximately $140,000 and $312,000 for the period ended October 31, 2020 and the year ended April 30, 2020, respectively.

NOTE 13 – FINANCE LEASE

The Partnership’s finance leases at October 31, 2020 and April 30, 2020 are as follows:

	Oct 31, 2020	Apr 30, 2020
TechnoAlpin-2xT40 snow guns	$-	$7,926
Caterpillar Bulldozer	48,157	61,327
Total	48,157	69,253
Less: current portion	(44,330)	(45,682)
Long-term portion	$3,827	$23,571

The interest expenses for the finance leases were approximately $6,000 and $3,000 for the period ended October 31, 2020 and the year ended April 30, 2020, respectively.

NOTE 14 – TAXATION

No deferred tax asset in respect of corporation level tax losses has been recognized given the uncertainty over the timing of future profits against which they can be offset. Partnership management believes it is more likely than not that any such losses will not be recognized by the Partnership. As of April 30, 2020, if the Partnership had recorded a future benefit for income taxes, the amount would have totaled approximately $5.5 million. No events have taken place as of October 31, 2020 that would have a material impact on this estimate

NOTE 15 – RELATED PARTY TRANSACTIONS

There are no material related party transactions for the year ended October 31, 2020 that the company believes would have an impact on the Partnership’s financial condition, financial statements or require disclosure in the related notes to the financial statements.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

October 31, 2020

(US$)

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Litigation

Management of the Partnership is currently not aware of any legal proceedings that management believes will have, individually or in the aggregate, a material adverse effect on the Partnership’s business, financial condition, or operating results.

NOTE 17 – PARTNERSHIP CAPITAL

The issued capital of the Partnership as of October 31, 2020 was 1,423,608 class A units, 1,693,250 class B units, 3,073,080 Class C units, 2,674,359 Class C2 units and 216,297 Class D units. On June 29, 2017, the Partnership Agreement governing the Partnership was amended to create Class C, Class C2 and Class D units.

The class A unit holders do not receive any preferential distribution or profit and loss allocations.

Subject to prior right to return of capital and preferential distribution of the Class D, C and C2 units, the Class B unit holders will receive distributions on a pro rata basis until each has received an amount equal to 100% of its capital contribution. Class B units holders are also entitled to the first right of refusal for any new issuances of class B units.

NOTE 18 – OPERATING LEASE

The Partnership has lease agreements in place with Golf Lease Inc. for the lease of snow grooming machines. The snow grooming machine contracts are for an average of 4 to 5 years. Operating lease expenses were approximately $48,158 and $62,075 for the six months ended October 31, 2020 and 2019, respectively.

NOTE 19 – SUBSEQUENT EVENTS

Management has evaluated all activities of the Partnership through the issuance date of the Partnership’s consolidated financial statements and concluded that there are no additional subsequent events that have occurred that would require adjustments or disclosures into the consolidated financial statements.